SCHEDULE A (Addition of the Advisors Capital Growth Fund and the Advisors Capital International Fund)

The Adviser shall pay the Sub-Adviser, as full compensation for services provided and expenses assumed hereunder, a sub-advisory fee for the Advisors Capital Growth Fund and the Advisors Capital International Fund, computed daily and payable monthly at the annual rates listed below.

Advisors Capital Growth Fund

Advisors Capital International Fund

Fee	Asset Range (millions)
1.00%	Up to $25
1.25%	Over $25 and up to $2,000
1.20%	Over $2,000

Note: When a particular month occurs during a leap-year, the calculation should be adjusted to change the number of days in the year to 366.

AC Funds, LLC

By: /s/ Kenneth I. Deane

Kenneth I. Deane

Managing Member

Date:   10/30   , 2024

Advisors Capital Management, LLC

By: /s/ Kevin Strauss

Kevin Strauss
Managing Member

Date:   10/30   , 2024